Exhibit 99.2

Performance for Quarter ended December 31, 2015 Jatin Dalal Senior Vice President and Chief Financial Officer January 18, 2016

Financial Summary for the Quarter Ended December 31, 2015 (IFRS) Wipro Limited Q3 16 (Rs crores) YoY Growth Revenues 12,861 7% Net Income 2,234 2% Free Cash Flow 2,102 31% Operating Profit refers to Results from Operating Activities Net Income refers to ‘Profit for the period attributable to equity shareholders of the company’ Operating Cash Flow refers to ‘Net Cash generated from Operating Activities as presented in consolidated interim statements of Cash Flows Gross Cash is the sum of (i) cash and cash equivalents plus (ii) Available for Sale Investments – current, and (iii) Interest bearing deposits with corporates - current. Free Cash Flow is defined as Net cash generated from operating activities plus (i) Cash outflows on Purchase of property, plant and equipment and (ii) Proceeds from Sale of property, plant and equipment as presented in  consolidated interim statements of Cash Flows. For detailed reconciliations, please refer slide 11 in appendix 1 crores=10 million Strong cash conversion with Free Cash Flow being 94% of Net Income Gross Cash position was Rs. 30,624 crores or $ 4.63 Billion Declared Interim Dividend of Rs 5 per share

Highlights for the quarter IT Services Segment USD Revenue grew by 0.3% sequentially and 2.4% on a YoY basis. Net Headcount addition of 2,268 in the quarter. Headcount now stands at 170,664. For reconciliation of non-GAAP constant currency IT Services USD revenues please refer to slide 11 Segment Profit refers to Segment Results 1 crores= 10 million Addition of 39 new customers in quarter to take the total number of active customers to 1,105. IT Services Segment Margins was 20.2% for the quarter, impacted by the Chennai floods. Non-GAAP constant currency IT Services Segment USD Revenue grew 1.4% QoQ and grew 6.3% YoY. During the quarter, Wipro acquired two high-potential companies - cellent AG and Viteos IT Services Segment Revenue was Rs. 12,315 crores, an increase of 9% YoY.

IT Services - Revenue Dynamics for Quarter Ended December 31, 2015 Retail, Consumer Goods and Transportation grew 16.7% on a constant currency YoY basis Financial Services grew 7.8% on a constant currency YoY basis Healthcare, Life Sciences & Services grew 7.2% on a constant currency YoY basis Americas grew 6.8% on a constant currency YoY basis India and Middle East grew 20.9% on a constant currency YoY basis APAC and Other Emerging Markets grew 12.3% on a constant currency YoY basis Geographies Product Engineering Services grew 16.2% on a YoY reported basis Wipro Analytics grew 8.4% on a YoY reported basis Business Process Service grew 5.9% on a YoY reported basis Business units Service Lines The growth percentages have been calculated based on USD revenues for the Business Unit/ Service line/ Geography

Looking ahead * Guidance is based on the following exchange rates: GBP/USD at 1.50, Euro/USD at 1.07, AUD/USD at 0.72, USD/INR at 66.13 and USD/CAD at 1.37 Looking ahead for the quarter ending March 31, 2016 We expect the Revenue from our IT Services business to be in the range of $ 1,875 million to $ 1,912 million* Jan Feb Apr May Jun Jul Aug Sep Oct Nov Dec 2015-16 Mar

Supplemental Data Key Operating Metrics of IT Services

Key Operating Metrics in IT Services for the Quarter ended December 31, 2015 Particulars Q3’16 Q2’16 Q3’15 Revenue Composition Global Media & Telecom 13.4% 13.4% 13.8% Finance Solutions 26.2% 26.7% 25.7% Manufacturing & Hitech 18.4% 18.7% 18.3% Healthcare, Life Sciences & Services 12.0% 11.4% 11.7% Retail, Consumer Goods & Transportation 15.6% 15.1% 14.1% Energy, Natural Resources & Utilities 14.4% 14.7% 16.4% Geography Composition Americas 52.8% 53.0% 51.4% Europe 24.8% 25.2% 27.6% India & Middle East Business 11.0% 10.6% 9.6% APAC & Other Emerging Markets 11.4% 11.2% 11.4% People related Number of employees 170,664 168,396 156,866

Thank You Jatin.Dalal@wipro.com Jatin Dalal Senior Vice President & Chief Financial Officer

Appendix

Reconciliation of Selected GAAP measures to Non-GAAP measures Reconciliation of Gross Cash WIPRO LIMITED AND SUBSIDIARIES (Amounts in INR crores)   As of   Dec 31, 2015 Computation of Gross cash position   Cash and cash equivalents 8,997 Available for sale investments - current 15,165 Interest bearing deposits with corporates - current 6,462 Total 30,624 WIPRO LIMITED AND SUBSIDIARIES (Amounts in INR crores)   Three months ended   Dec 31, 2015 Profit for the period [A] 2,234     Computation of Free cash flow   Net cash generated from operating activities 2,183 Add/(deduct) cash inflow/(outflow) on :       Purchase of Property,plant and equipment (118) Proceeds from sale of Property,plant and equipment 37 Free cash flow attributable to equity holders of the company [B] 2,102 Free cash flow as a percentage of Net income [B/A] 94%     Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) Three months ended December 31, 2015 Three months ended December 31, 2015 IT Services Revenue as per IFRS $1,838.3 IT Services Revenue as per IFRS $1,838.3 Effect of Foreign currency exchange movement $ 19.8 Effect of Foreign currency exchange movement $ 69.9 Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 1,858.1   Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year $1,908.2 Reconciliation of Free Cash Flow Reconciliation of Non-GAAP constant currency Revenue 1 crores=10 million